UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated October 15, 2025 announcing the redemption of the registrant's Eurobond.

Istanbul, October 15, 2025

Announcement Regarding the Redemption of the Eurobond

The 10-year bonds issued by our Company on October 15, 2015, to qualified investors abroad with coupon rate of 5.75% based on a 5.95% reoffer yield (RegS XS1298711729 / 144A US900111AA39 ISIN code), has matured as of October 15, 2025. The principal and all coupon interest payments related to the bond have been made as scheduled.

Redemption Schedule of the Capital Market Instrument

Coupon Serial Number	Payment Date	Has the payment been settled?

1	April 2016	Yes
2	October 2016	Yes
3	April 2017	Yes
4	October 2017	Yes
5	April 2018	Yes
6	October 2018	Yes
7	April 2019	Yes
8	October 2019	Yes
9	April 2020	Yes
10	October 2020	Yes
11	April 2021	Yes
12	October 2021	Yes
13	April 2022	Yes
14	October 2022	Yes
15	April 2023	Yes
16	October 2023	Yes
17	April 2024	Yes
18	October 2024	Yes
19	April 2025	Yes
Principal / Maturity Date Payment Amount	October 2025	Yes

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: October 15, 2025	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: October 15, 2025	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer